May 13, 2009

Mr. Mark Kronforst
Accounting Branch Chief
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington DC 20549-2001

Re:	Staff Comments and MICROS Systems, Inc. Responses to Comments

Dear Mr. Kronforst:

The following are our responses to the comments letter sent by the U.S. Securities & Exchange Commission to MICROS Systems, Inc. (“MICROS”) dated April 8, 2009.

Form 10-K for Fiscal Year Ended June 30, 2008
General

1.
We note that your Form 10-K includes several references to business in Africa, Latin America and the Middle East.  We note also that a drop down menu on the “Contact Us” page of your website includes Syria.  Sudan, located in Africa; Cuba, a country sometimes included in references to Latin America; and Iran and Syria, countries in the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of any past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, affiliates or other direct or indirect arrangements.  In this regard, we note a September 2005 news item referencing Rotana Hotels’ agreement to install your OPERA Enterprise Solution in all of its locations, including properties in Sudan and Syria.

Your response should describe any products you have provided into, or purchased from, the referenced countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response to Comment No. 1.  In response to the staff’s comment, we have set forth below information with regard to contacts relating to Cuba, Iran, Sudan and Syria:

A.
Cuba:  Neither we nor our subsidiaries have directly, nor to our knowledge indirectly (through dealers or otherwise), entered into any contracts with any person or entity located in Cuba, nor do we anticipate that we or our subsidiaries will do business with any person or entity located in Cuba.  In this regard, we have a policy that prohibits us from doing business with persons or entities located in Cuba.  We enforce this policy by refusing to ship our products or issue license codes to any person or entity located in Cuba.  We and our subsidiaries have not purchased any products from Cuba, and do not maintain any agreements, commercial arrangements or contacts with the government of Cuba or entities either controlled by the government of Cuba or located in Cuba.

U.S. Securities & Exchange Commission
May 12, 2009

B.
Iran:  Neither we nor our subsidiaries have directly, nor to our knowledge indirectly (through dealers or otherwise), entered into any contracts with any person or entity located in Iran, nor do we anticipate that we or our subsidiaries will do business with any person or entity located in Iran.  In this regard, we have a policy that prohibits us from doing business with persons or entities located in Iran.  We enforce this policy by refusing to ship our products or issue license codes to any person or entity located in Iran.  We and our subsidiaries have not purchased any products from Iran, and do not maintain any agreements, commercial arrangements or contacts with the government of Iran, entities either controlled by the government of Iran or located in Iran.

C.
Sudan:  We have learned that our products are used by four hotels in Sudan.  Following the implementation of export controls relating to Sudan, we have not shipped products to Sudan, and we prohibit our dealers from shipping products to persons or entities located in Sudan.  We have obtained information indicating that an independent third party distributor of our products shipped certain products to customers in countries not subject to export controls, and those customers then exported the products to Sudan.  However, neither MICROS nor any MICROS subsidiary has sold any products to any customers in Sudan following the institution of export controls.  Moreover, we and our subsidiaries have not purchased any products from Sudan, and we do not maintain any agreements, commercial arrangements or contacts with the government of Sudan or entities either controlled by the government of Sudan or located in Sudan.

As explained above, MICROS has not dealt with the Rotana hotel in Sudan, or any other hotel in Sudan, and was unaware before receiving the comment letter that Rotana had installed MICROS products in its Sudan location.  The agreement referenced in the September 2005 press release was between a MICROS subsidiary in Germany and Rotana Hotels.  Upon investigation, Sudan was not a Rotana location at the time of the contract negotiations; Rotana did not actually have a hotel in Sudan at the time the contract was signed, or for over a year and half thereafter.  After the contract was signed, MICROS agreed with its independent UAE distributor, Key Information Technology (with whom Rotana, also headquartered in the UAE, maintained a business relationship) to participate in the issuance of a joint press release.  As originally presented to and agreed by MICROS, the press release made absolutely no mention of Sudan.  Subsequently, and without bringing it to the attention of MICROS executive or sales personnel, Rotana added to the boilerplate company descriptive "suffix" at the end of the press release the following countries and locations where Rotana did not have a hotel at the time of the contract negotiation: Sudan, Jordan, Bahrain, Qatar, Kuwait, Fujairah, and Al Ain (indeed, at present, Rotana still does not have a hotel in Jordan, Bahrain, or Qatar).  MICROS did not learn of the existence of the Rotana hotel in Sudan until it investigated following receipt of the comment letter.

U.S. Securities & Exchange Commission
May 12, 2009

We also have learned, after investigation, that in 2007, MICROS’ authorized independent distributor in Kenya, Novacom Systems Limited, entered into a contract with Depa Interiors LLC, a UAE-based company that apparently owns and operates the Al Salam Rotana, for the supply of MICROS software and related services.  Although MICROS has certain procedures in place to prevent sales or licenses of goods and services into countries where such sales or licenses are prohibited by U.S. embargos, our internal procedures were not triggered.  The sales order submitted by Novacom showed the licensee address as an entity in Abu Dhabi, UAE. The UAE is not subject to a US embargo and Rotana was known to be an existing customer in the Middle East.  MICROS has no way to detect when an authorized independent dealer books a sale to a customer in a non-embargoed country but the customer sends the product to an embargoed country.

D.
Syria:  An independent third party distributor conducts limited resale business in Syria, distributing MICROS products.  However, export controls in effect with respect to Syria do not prohibit the export of the type of products that we manufacture.  We and our subsidiaries have not purchased any products from Syria, and do not maintain any agreements, commercial arrangements or contacts with the government of Syria or entities controlled by the government of Syria.

2.
Please discuss the materiality of any contacts with Cuba, Iran, Sudan or Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with the referenced countries.

U.S. Securities & Exchange Commission
May 12, 2009

Response to Comment No. 2.  None of the contracts described in our response to Comment No. 1, whether considered individually or in the aggregate, is a material contract, and such contracts do not, individually or in the aggregate, constitute a material investment risk for our shareholders.  We do not believe that the total software license revenue from the four hotel sites in Sudan exceeded an aggregate of $40,000 over the past 15 years (i.e., less than $3,000 per year, on average).  Our business in Syria is limited to approximately 20 hotels (several of which are affiliated with American-based hotel chains).  Our aggregate revenue from our sales of our products to our dealer in whose territory Syria is located in fiscal 2007 was less than $5,000, in fiscal 2008, less than $30,000, and in fiscal 2009, is likely to be less than $10,000.  In any event, the type of business conducted by our independent third party dealer in Syria is not subject to the Office of Foreign Assets Control (OFAC) embargo.  We do not believe that the use of our systems in the very limited manner described in our response to Comment No. 1 (involving less than one-tenth of one percent of the more than 25,000 hotels that we believe use our products and a far smaller percentage of total revenue) would be deemed important by a reasonable investor in making an investment decision.  This particularly is the case because (i) we do not conduct business directly, nor to our knowledge indirectly (through dealers or otherwise), with any foreign government, government agency, or commercial entity subject to OFAC country embargoes, or with any person or organization on OFAC’s Specially Designated Nationals (SDN) list or similar lists, and (ii) because we did not participate in any sales or service activities in those countries.

Part I

Item 1. Business, page 4

General

3.
We note your reliance on GES Singapore Pte Ltd. with respect to manufacturing, which you highlight in the risk factors on page 17.  Please describe your contractual arrangements with this company.  Please provide us with your analysis, in quantified terms, as to whether you are required to file any agreements with this company as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response to Comment No. 3.  Effective November 6, 2002, we entered into a Manufacturing Agreement with GES Singapore Pte Ltd. (“GES Singapore”).  The contract is subject to automatic annual renewal unless either party elects to terminate the agreement at the end of the term then in effect by providing notice to the other party at least three months before the end of such term.  In addition to other termination rights specified in the contract, either party may terminate the contract for convenience (i.e., with or without cause) by providing 120 days prior notice of termination to the other party.  Therefore, although we have enjoyed very good relations with GES Singapore, the contract with GES Singapore literally can be terminated at any time upon only about four months advance notice.

In calendar year 2008, our payments to GES Singapore for the manufacture of hardware and the supply of related services totaled approximately $49 million, equivalent to approximately 7% of our net total assets.  The MICROS software that runs on and is licensed in connection with the MICROS hardware manufactured by GES Singapore can operate on virtually any manufacturer’s PC-based hardware.  A number of our significant customers (including, e.g., Ruby Tuesday’s and Mimi’s) currently license MICROS software but operate it on non-MICROS hardware.  We believe there are numerous contract manufacturers that are readily available to replace GES Singapore if GES Singapore exercises any of its non-renewal or termination rights under the contract or otherwise ceases to manufacture MICROS hardware (in this regard, we regularly receive proposals and offers from other contract manufacturers to do business with us).  Alternatively, we can and do resell third-party hardware products that can operate our software.

U.S. Securities & Exchange Commission
May 12, 2009

In sum, the contract with GES Singapore is not a long-term arrangement, our payments to GES Singapore are equal to a modest percentage of our total assets, and we believe our arrangement with GES Singapore could readily be replaced by similar arrangements with other contract manufacturers or through the resale of compatible third-party hardware products.  Therefore, we believe we are not required to file a copy of our agreement with GES Singapore as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Part II

Item 5.  Market for the Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities, page 21

4.	We are unable to locate in your Form 10-K the stock performance graph called for by Item 201(e) of Regulations S-K. Please advise.

Response to Comment No. 4.  We used a “Form 10-K wrap” approach to satisfy the requirements of Rule 14a-3 under the Exchange Act.  Our performance graph was not in the Form 10-K itself, but was included on a “wrap” page following the Form 10-K.  Therefore, in accordance with Instruction 7 to Item 201(e) of Regulation S-K, the performance graph was not required to be included in the Form 10-K.  In this regard, we note the following position of the staff in Question 106.10 of the Regulation S-K Compliance & Disclosure Interpretations:

Question:  Is the performance graph required to be included in Form 10-K, given that Item 5 of Form 10-K indicates that the registrant is required to furnish the information required under Item 201?

Answer:  No.  Instruction 7 to Item 201(e) specifies that the performance graph need not be provided in any filings other than an annual report to security holders required by Exchange Act Rule 14a-3 or Exchange Act Rule 14c-3 that precedes or accompanies a registrant’s proxy statement or information statement relating to an annual meeting of security holders at which directors are to be elected (or a special meeting or written consents in lieu of such meeting).  [Mar. 13, 2007]

U.S. Securities & Exchange Commission
May 12, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

General

5.
We are unable to locate a separately-captioned section in your filing discussing your off-balance sheet arrangements, as called for by Item 303(a)(4) of Regulation S-K.  Based upon our review, it appears that you do not have off-balance sheet arrangements.  Please confirm.  In future filings, where you do not have any reportable off-balance sheet arrangements, we suggest that you include an appropriate statement to this effect.  Please see Exchange Act Rule 12b-13 in this regard.

Response to Comment No. 5.  We confirm that we have no off-balance sheet arrangements.  We respectfully submit that neither Item 303(a)(4) of Regulation S-K nor Exchange Act Rule 12b-13 suggests that companies without off-balance sheet arrangements must affirmatively disclose that they do not have any reportable off-balance sheet arrangements (we refer to this type of disclosure below as a “negative confirmation”).

As we believe the staff implicitly acknowledges in its comment, nothing in Item 303(a)(4) requires a negative disclaimer.  Item 303(a)(4) requires a registrant to “discuss the registrant’s off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the registrant’s financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors.”  Item 303(a)(4) requires this discussion in a separately captioned section.  However, if a registrant has no off-balance sheet arrangements, it has nothing to discuss.

Moreover, we do not believe that Rule 12b-13 suggests a different result.  While the rule does state that “if any item is inapplicable or the answer thereto is in the negative, an appropriate statement to that effect shall be made,” we do not believe that Item 303(a)(4) of Regulation S-K is an “item” for purposes of Rule 12b-13.  This is clear from the first sentence of the rule, which requires that “[t]he statement or report shall contain the numbers and captions of all items of the appropriate form . . .”.  In other words, the term “item” means an Item as designated in the applicable form (i.e., Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operation is an “item” because it is specifically captioned in Form 10-K, but “Off-Balance Sheet Arrangements” is not an “item” because it is not specifically captioned in Form 10-K).

Our belief in this regard is further underscored by the fact that in those instances where the Commission wishes to have a negative confirmation in a portion of the disclosure responsive to the requirements of an item, it has clearly required such a disclosure.  For example, see Item 407(c)(2)(i) of Regulation S-K (“State whether or not the nominating committee has a charter”); Item 101(e)(4) (“[Disclose] whether you make available free of charge on or through your Internet website, if you have one, your annual report on Form 10-K . . .”); and Item 201(a)(1)(i) (“Identify the principal United States market or markets in which each class of the registrant’s common equity is being traded.  Where there is no established public trading market for a class of common equity, furnish a statement to that effect”).

U.S. Securities & Exchange Commission
May 12, 2009

We recognize that the suggested disclosure is both true and straightforward.  Our concern is not with this particular disclosure.  We are concerned that application of the principle implicit in the staff’s comment could lead to uncertainty in the application of the disclosure requirements under Commission regulations.  We believe there are a number of Regulation S-K mandated disclosures required to be furnished in Form 10-K that are not addressed by reporting companies if inapplicable.  For example, Item 101(c)(1)(ix) calls for “[a] description of any material portion of the business that may be subject to renegotiation of profits or termination of contract or subcontracts at the election of the Government.”  If an issuer does no business with the government, must it provide a negative confirmation?  If so, we are concerned that our Form 10-K would have to include many negative confirmations that are immaterial and detract from the disclosures that are important to investors.  If not, what is the principle that articulates a different result for Item 101(c)(1)(ix) as compared to Item 303(a)(4)?  We are not aware of any Compliance & Disclosure Interpretation or other guidance that would enable us to understand the instances where negative disclaimers would or would not be required.

We recognize that it is entirely appropriate for the staff, in its efforts to assist us in our compliance with applicable disclosure requirements, to ask us to confirm the inapplicability of a disclosure requirement, as we have done in the first sentence of this response.  We appreciate the staff’s efforts in this regard.

Overview, page 22

6.
We note that you have included an overview of Management’s Discussion and Analysis, though it is limited to a repetition of information already provided in the business section.  As a general matter, such an overview should include the most important matters on which a company’s executives focus in evaluating financial condition and operating performance and provide the context for the discussion and analysis of the financial statements.  In future filings, should you choose to retain an overview, please revise the disclosure to provide an executive-level discussion of the key themes or other significant matters, both past and prospective, with which management is concerned in evaluating company performance.  Please refer to Section III.A of SEC Release No 33-8350 for further guidance.  Please note that this comment also relates to your disclosure on the Form 10-Q for the quarterly period ended December 31, 2008.

Response to Comment No. 6.  In future filings, we will eliminate the current form of overview section.  If we choose to include an overview section in future filings, we will provide disclosure with a view toward addressing the Commission’s guidance regarding an introductory section or overview contained in Section III.A of Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, (Release No. 33-8350, December 19, 2003).

U.S. Securities & Exchange Commission
May 12, 2009

Item 9A. Disclosure Controls and Procedures

Effectiveness of Disclosure Controls and Procedures, page 37

7.
We note your statement that a “controls system cannot provide absolute assurance . . . that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company can be detected.”  You indicate that your chief executive and financial officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by your Form 10-K, but you do not address the design of your disclosure controls and procedures.  Please tell us, and clarify in future filings, whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  Alternatively, you may remove from future filings the discussion of the level of assurance of your disclosure controls and procedures.  Refer to Section II.F.4 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.  33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response to Comment No. 7.  In future filings, we will remove the discussion of the level of assurance of our disclosure controls and procedures.

Part III

Item 11. Executive Compensation (incorporated by reference from Definitive Proxy Statement on Schedule 14A, filed on October 17, 2008)

General

8.
We are unable to locate in your Form 10-K, or the portion of your definitive proxy statement incorporated by reference therein, a separately-captioned section containing the disclosure addressing compensation committee interlocks and insider participation, as required by Item 407(e)(4) of Regulation S-K.  Please advise.

Response to Comment No. 8.  There are no compensation committee interlocks or other relationships that would require us to provide disclosure responsive to Item 407(e)(4).  We do not believe that we are required to state that Item 407(e)(4) is not applicable.  In this regard, please see our response to Comment No. 5 above.  We also note that in the release proposing the disclosure requirement for compensation committee interlocks and insider participation (Executive Compensation Disclosure, Release No. 33-6940, June 23, 1992, Section II.A.8), the Commission stated that:  “This…information is proposed to be required where [the specified relationships exist or other facts are applicable] .. . ..  In such circumstances, extensive information bearing on the independence of the committee or board members will be required” [emphasis added].  In the adopting release (Executive Compensation Disclosure, Release No. 33-6962, October 16, 1992, Section II.K), the Commission stated: “Revised Item 402(j) [now Item 407(e)(4)] requires disclosure of specified information regarding the relationships of members of the registrant’s board of directors under circumstances in which shareholders may have greater concerns regarding the independence of board compensation decisionmaking.”  Certainly, these concerns do not exist where the specified circumstances do not exist.  Nothing in the proposing or adopting release indicates that the Commission was seeking disclosure confirming that the circumstances set forth in Item 407(e)(4) do not exist.

U.S. Securities & Exchange Commission
May 12, 2009

Compensation Discussion and Analysis

Bonus, page 11

9.
It appears from your disclosure that certain corporate performance targets were material to MICROS’ executive compensation policies and decision-making processes for fiscal 2008, in particular its determination of cash bonuses for named executive officers.  In this regard, we note that you have provided quantitative disclosure of the corporate performance targets (specifically, budgeted revenue and income before taxes) used in determining annual incentive bonuses for Messrs. Giannopoulos, Kaufman, and Patz for fiscal 2008.  However, you have not provided quantitative disclosure of the business-level performance targets for budgeted revenue and income before taxes used to determine 2008 annual incentive bonuses for Mr. Jammet and Ms. Kurdle.  It appears that you have not provided quantitative disclosure of the terms of these business-level performance targets in reliance on Instruction 4 to Item 402(b) of Regulation S-K.  In your response letter, please confirm, if true, that the target information was omitted on this basis and that you have a competitive harm analysis that supports your reliance on that instruction, or advise.

Response to Comment No. 9.  We have not provided quantitative disclosure of the business-level performance targets for budgeted revenue and income before taxes for Mr. Jammet and Ms. Kurdle because we do not believe that those target amounts are material.  In this regard, we considered the staff’s guidance expressed in Question 118.04 of the Regulation S-K Compliance & Disclosure Interpretations that “[a] company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company’s executive compensation policies or decisions.  If performance targets are not material in this context, the company is not required to disclose the performance targets.”  In this regard, we applied the standard of materiality of TSC Industries v. Northway, 426 U.S. 438 (1976) (“An omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote,” 426 U.S., at 449) and Basic v. Levinson, 485 U.S. 224 (1988) (applying the materiality standard of TSC Industries to an Exchange Act Section 10(b) and Rule 10b-5 analysis).

From the standpoint of an investor’s understanding of our executive compensation policies and decisions, we provided disclosure regarding the objective of incentive bonuses, the amount of the target bonus and the target bonus as a percentage of each named executive officer’s salary.  We also described the performance metrics used to determine the amount of the bonus and the reason for selecting the particular metrics used.  In addition, we provided detail regarding the method by which the bonus payout was computed, noting that in the case of each metric, no payment would be made if actual performance did not exceed the applicable budget amount.  Finally, we provided information regarding the bonus paid based on actual performance with regard to the budget-related metrics.

U.S. Securities & Exchange Commission
May 12, 2009

In light of the foregoing, we do not believe that our performance targets are material to an investor’s understanding of our executive compensation policies or decision-making processes.  The disclosure addressed how our bonus program worked, as well as why we used the bonus program and the particular metrics selected.  We underscored that the metrics were based on budgeted amounts.  Under these circumstances, we believe that our disclosure conforms to the concept of principles-based disclosure, which “allows each company to assess its own facts and circumstances and determine what elements of the company’s compensation policies and decisions are material and warrant disclosure.”  Division of Corporation Finance, Staff Observations in the Review of Executive Compensation Disclosure (modified October 9, 2007).

Moreover, as noted by the staff, we provided disclosure of target amounts for Messrs. Giannopoulos, Kaufman and Patz.  We did this because their metrics were based on consolidated company-wide revenues and net income, which are regularly reported and may, therefore, provide an additional, albeit not necessarily material, frame of reference for shareholders and investors.

Unlike the situation applicable to Messrs. Giannopoulos, Kaufman and Patz, the target amounts for Mr. Jammet and Ms. Kurdle related to discrete parts of only two of our many sales organizations (the Latin American region in the case of Mr. Jammet and the Leisure and Entertainment sales organization in the case of Ms. Kurdle) which sell substantially similar products and services as all of our other sales organizations.  The financial information regarding these two sales organizations is not publicly reported (except to the extent included within our overall results); as a result, disclosure of the performance targets for these individuals would be of no practical use to shareholders and investors.  In light of the foregoing, we concluded that the actual target amounts for budgeted revenue and income before taxes for Mr. Jammet and Ms. Kurdle are not material.

10.
To the extent you have intentionally omitted the target information for Mr. Jammet and Ms. Kurdle, please tell us and, as applicable, provide meaningful disclosure in future filings describing the level of difficulty or likelihood of achieving the undisclosed target levels.  Refer to Instruction 4 to Item 402(b) of Regulation S-K.

Response to Comment No. 10.  The last sentence of Instruction 4 to Item 402(b) requires disclosure of how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels if a registrant has, in reliance on the Instruction, omitted the disclosure based on a determination that disclosure of the target levels would cause competitive harm.  As noted in our response to Comment No. 9, we omitted disclosure of target information related to Mr. Jammet and Ms. Kurdle based on our determination that such information was not material.  Therefore, we do not believe that Instruction 4 to Item 402(b) is applicable.

U.S. Securities & Exchange Commission
May 12, 2009

Summary Compensation Table, page 15

11.
The incentive cash bonuses paid to your named executive officers for fiscal 2008 based upon achievement of certain corporate or business-level performance targets appear to have been awarded pursuant to an “incentive plan,” as such term is defined in Item 402(a)(6)(iii) of Regulation S-K.  Accordingly, it appears that the amounts of such performance-based incentive cash bonuses (but not the supplemental discretionary bonuses described in the final paragraph of page 11) should be included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table, instead of in the Bonus column, and that the Grants of Plan-Based Awards table should reflect your performance-based cash incentive bonus plan.  Please confirm that you will revise your disclosure accordingly in future filings, or explain to us why you believe you have provided appropriate disclosure of the performance-based incentive cash bonuses awarded to your named executive officers for fiscal 2008.  See Question 119.02 of your Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response to Comment No. 11.  In future filings, we will revise our disclosure in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table, and in the Grants of Plan-Based Awards table, to reflect the portion of our bonus program that constitutes non-equity incentive plan compensation.  In this regard, we will reference the definition of “incentive plan” in Item 402(a)(6)(iii) of Regulation S-K and guidance provided by the Commission in Section II.C.1.f of Executive Compensation and Related Disclosure, Release No. 33-8732A (August 29, 2006).

12.
In the second paragraph on page 16, you indicate that the employment agreements for Mr. Kaufman, Mr. Patz, and Ms. Kurdle each provide that the salary and bonus for the applicable named executive officer cannot be reduced from the prior year.  In future filings, please clarify whether these provisions refer to actual bonuses awarded, or only to target bonuses, for the respective named executive officers.  In addition, consider incorporating this disclosure into your discussion of how base salaries and bonuses are determined at the beginning of your Compensation Discussion and Analysis.

Response to Comment No. 12.  In future filings, we will clarify that the referenced provisions of the employment agreements refer to target bonuses, and not actual bonuses awarded, for the respective named executive officers.  In addition, we will incorporate the disclosure into our discussion of how base salaries and bonuses are determined in our Compensation Discussion and Analysis.

U.S. Securities & Exchange Commission
May 12, 2009

Director Compensation – Fiscal 2008, page 21

13.
We note that you have omitted from the director compensation table amounts paid by the company to Mr. Brown in fiscal 2008, although you have provided a cross-reference in the narrative preceding the table to your related transactions disclosure regarding Mr. Brown’s consulting agreement.  Please tell us in this regard how you considered Item 402(k)(2)(vii)(F) of Regulation S-K, which requires that compensation not properly reportable in any other column, including consulting fees, must be included in the All Other Compensation column.

Response to Comment No. 13.  Upon consideration of the staff’s comment, we have determined, based on Item 402(k)(2)(vii)(F), that it would have been appropriate to include amounts paid to Mr. Brown under the consulting agreement in 2008 in the All Other Compensation column of the Director Compensation table.  As noted by the staff, we included above the Director Compensation table a cross-reference to the description of Mr. Brown’s consulting agreement under the caption “Certain Relationships and Related Transactions.”  Therefore, we do not believe that the non-inclusion of Mr. Brown’s consulting fees constitutes a material omission.

As noted in the disclosure relating to Mr. Brown’s consulting agreement, the agreement terminated in June 2008.  If we enter into a consulting agreement with a director in the future, we will, in future filings, include fees paid under the consulting agreement in the All Other Compensation column of the Director Compensation table.

Item 13. Certain Relationships and Related Transactions

Management Indebtedness, Certain Relationships and Related Transactions, page 38

14.
We are unable to locate disclosure of your policies and procedures for the review, approval or ratification of transactions with related persons, as called for by Item 404(b) of Regulation S-K.  Please advise.

Response to Comment No. 14.  We did not have any policies or procedures for the review, approval or ratification of any transaction required to be reported under Item 404(b).  We subsequently have adopted a related person transaction policy, and will include disclosure responsive to the requirements of Item 404(b) of Regulation S-K in future filings.

U.S. Securities & Exchange Commission
May 12, 2009

Part IV

Item 15. Exhibits and Financial Statement Schedules

15.
It appears that you have material lease agreements with respect to the properties described in Item 2 of your Form 10-K.  Please tell us how you determined that the lease agreements were not required as exhibits pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.

Response to Comment No. 15.  We will file a copy of the lease for our Columbia, Maryland headquarters.  We believe that our other leases do not constitute material contracts.  In this regard, it is by no means imperative that we maintain operations at the leased locations, and we believe we could obtain replacement facilities promptly if required.

Exhibit 23. Consent of Independent Registered Public Accounting Firm

16.
We note that the consent refers to the audit report dated August 29, 2007, but not the report dated August 29, 2008.  Please advise.  Further, we note that you filed a Form S-8 registration statement on February 7, 2008 that incorporates all reports and other documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the registration statement and prior to the filing of a post-effective amendment.  Please tell us whether any securities remained unsold under this registration statement as of the filing date of this Form 10-K.  If securities remained unsold at that time, please file the consent of your auditor for the report on fiscal year ended June 30, 2008 in accordance with Rule 436(b) of Regulation C.

Response to Comment No. 16.  The original signed consent did, in fact, refer to the report dated August 29, 2008.  The reference in the filed consent to the report dated August 29, 2007 was a typographical error in the EDGAR document.  On April 28, 2009, we filed a corrected consent as an exhibit to a current report on Form 8-K, and included an explanation of the correction in that report.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors that may affect future results, page 22

17.
We note that you have included a section that discusses generally the risks the company faces as a result of current market and economic conditions, and that you reference the sensitivity of your primary customers in the hotel, restaurant and retail industries to the economic downturn.  Consider whether you should also address such specific factors as the decrease in quarterly revenues from the year earlier period that your results of operations discussion attributes to the slowdown in customer demand due to the economic uncertainties, as well as how management plans to deal with the risks posed by the challenging economic environment.  In future filings, to the extent you include an introduction to Management’s Discussion and Analysis, please consider providing an executive-level overview regarding the impact of such developments, to the extent material, for both the historical periods covered by the report as well as on a forward-looking basis in light of the information currently known by you.

U.S. Securities & Exchange Commission
May 12, 2009

Response to Comment No. 17.  In future filings, to the extent applicable and material at the time of filing, we will expand our discussion of the effect of current market and economic conditions on our results of operations to address available information regarding the impact of economic conditions on customer demand, and any actions that management may implement to respond to the current economic environment.  If we include an introduction to Management’s Discussion and Analysis, we will, to the extent applicable and material, provide an overview regarding the effect of current economic conditions on our reported results of operations, and will consider whether forward-looking disclosure is appropriate.

As requested, MICROS Systems, Inc. acknowledges that:

• MICROS Systems, Inc., is responsible for the adequacy and accuracy of the disclosures in its filings;

• Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• MICROS Systems, Inc. may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Should you require additional information, please feel free to contact us.

Sincerely,

Gary C. Kaufman
Executive Vice President and Chief Financial Officer, MICROS Systems, Inc.